UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Corium International, Inc.

(Name of Subject Company (Issuer))

GURNET MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

GURNET HOLDING COMPANY

(Parent of Offeror)

GURNET POINT L.P.

(Other Person)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

21887L107

(Cusip Number of Class of Securities)

James Singleton

Secretary

Gurnet Holding Company

c/o Waypoint International GP LLC

55 Cambridge Parkway, Suite 401
Cambridge, MA 02142

Telephone: (617) 588-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Eoghan P. Keenan, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 517,303,223.15	$62,697.15

*The transaction value was determined by adding (1) the product of (a) $13.00, which is the sum of (i) the closing cash payment of $12.50 per share and (ii) $0.50 per share, which is the maximum amount payable with respect to the contingent value right and (b) the sum of (x) 36,546,444 shares of common stock, par value $0.001 per share (“Shares”), of Corium International, Inc. (“Corium”) issued and outstanding as of the close of business on October 22, 2018, (y) restricted stock units with respect to an aggregate of 165,934 Shares and (z) an aggregate number of 919,325 Shares were reserved for issuance under Corium’s 2014 Employee Stock Purchase Plan; (2) the product of (i) the difference between (x) $13.00 and (y) an exercise price of $9.26 for the outstanding Warrants to Purchase Stock, issued November 7, 2011, by Corium to Oxford Finance LLC (the “Oxford Warrants”) and (ii) 32,380 Shares issuable pursuant to the Oxford Warrants; and (3) the product of (a) the difference between (x) $13.00 and (y) an exercise price of $6.11 (the weighted-average exercise price of the outstanding options as of October 22, 2018) and (b) stock options representing the right to purchase an aggregate of 3,953,955 Shares.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $ 62,697.15	Filing Party: Gurnet Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 26, 2018

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               Third-party tender offer subject to Rule 14d-1.

☐                 Issuer tender offer subject to Rule 13e-4.

☐                 Going-private transaction subject to Rule 13e-3.

☐                 Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 26, 2018 (together with any amendments and supplements hereto, this “Schedule TO”) and is filed with the Securities and Exchange Commission on November 5, 2018 by Gurnet Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Gurnet Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Gurnet Point L.P., a Delaware limited partnership (the “Sponsor”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Corium International, Inc., a Delaware corporation (the “Company”), at a purchase price of $12.50 per Share in cash, net of applicable withholding taxes and without interest, plus one non-transferable contingent value right for each Share, which represents the contractual right to receive $0.50 per Share in cash, net of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described in and under the conditions set forth in the CVR Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal remains unchanged and is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of October 11, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.  Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Items 1 through 9 and 11

1.              The third paragraph of the section of the Offer to Purchase entitled “Section 9 — ‘Source and Amount of Funds’” is hereby amended and supplemented by adding the following sentence at the end of such paragraph:

“The committed and undrawn capital of Gurnet exceeds the amount of its aggregate commitment to provide financing for the Offer pursuant to the Commitment Letter.”

2.              The section of the Offer to Purchase entitled “Section 16 — ‘Certain Legal Matters; Regulatory Approvals’” is hereby amended and supplemented by adding the following heading and paragraph as the fourth subsection of such Section 16:

“Legal Proceedings

On October 29, 2018, Elaine Wang, a purported stockholder of the Company, filed a putative securities class action complaint in the United States District Court for the Northern District of California against the Company and the individual members of the Board, captioned Wang v. Corium International, Inc.., et. al., Case No. 4:18-cv-06590-JSW (the “Wang Complaint”). On November 2, 2018, Jay Schwartz, a purported stockholder of the Company, filed a putative securities class action complaint in the United States District Court for the Northern District of California against the Company and the individual members of the board of directors of the Company, captioned Schwartz v. Corium International, Inc., et al., Case No. 3:18-cv-06670-LHK (the “Schwartz Complaint” and together with the Wang Complaint, the “Complaints”). The Wang Complaint asserts that the Company and certain of its directors violated sections 14(e), 14(d)(4), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the transactions described in the Schedule 14D-9 filed by the Company on October 26, 2018 (the “Company 14D-9”). The Schwartz Complaint asserts that the Company and certain of its directors violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the transactions described in the Company 14D-9. The Complaints seek, among other things, an order enjoining defendants from consummating the transactions described in the Company 14D-9, money damages and an award of attorneys’ and experts’ fees.

The foregoing description is qualified in its entirety by reference to the Wang Complaint and Schwartz Complaint, which are attached as Exhibit (a)(5)(A) and Exhibit (a)(5)(B) to this Schedule TO, respectively.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

(a)(5)(A)	Class Action Complaint as filed October 29, 2018 (Wang v. Corium International, Inc., et. al., Case No. 4:18-cv-06590-JSW).*

(a)(5)(B)	Class Action Complaint as filed November 2, 2018 (Schwartz v. Corium International, Inc., et. al., Case No. 3:18-cv-06670-LHK).*

*                 Filed herewith

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 5, 2018

GURNET MERGER SUB, INC.

By:	/s/ James Singleton
	Name:	James Singleton
	Title:	President

GURNET HOLDING COMPANY

By:	/s/ James Singleton
	Name:	James Singleton
	Title:	Secretary

GURNET POINT L.P.

By: Waypoint International GP LLC, in its capacity as General Partner of Gurnet Point L.P.

By:	/s/ James Singleton
	Name:	James Singleton
	Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 26, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times, dated October 26, 2018.*

(a)(5)(A)	Class Action Complaint as filed October 29, 2018 (Wang v. Corium International, Inc., et. al., Case No. 4:18-cv-06590-JSW).**

(a)(5)(B)	Class Action Complaint as filed November 2, 2018 (Schwartz v. Corium International, Inc., et. al., Case No. 3:18-cv-06670-LHK).**

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of October 11, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 11, 2018).

(d)(2)	Commitment Letter between Parent and Gurnet Point, L.P. dated as of October 11, 2018.*

(d)(3)	Confidentiality Agreement between the Company and Gurnet Point Capital, LLC dated as of May 17, 2018.*

(d)(4)

Tender and Support Agreement among Parent, Purchaser and Essex Woodlands Health Ventures Fund VII, L.P dated as of October 11, 2018 (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company on October 11, 2018).

(d)(5)

Form of Contingent Value Rights Agreement between Parent and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on October 11, 2018).

(d)(6)	Transition Bonus Plan of the Company.*

(d)(7)	Press Release of Gurnet Point L.P., announcing the launch of the Offer, dated October 26, 2018*

(g)	Not applicable.

(h)	Not applicable.

*                      Previously filed

**               Filed herewith